

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Bing Zhang
Chief Executive Officer and Interim Chief Financial Officer
Cheer Holding, Inc.
22F, Block B, Xinhua Technology Building
No. 8 Tuofangying South Road
Jiuxianqiao, Chaoyang District, Beijing, China

> **Re: Cheer Holding, Inc.**
> **Registration Statement on Form F-3**
> **Filed May 8, 2024**
> **File No. 333-279221**

Dear Bing Zhang:

   We have conducted a limited review of your registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1.   You disclose that CheerReal is your self-developed digital collection NFT platform. Please revise to provide a materially complete description of your CheerReal platform. For example, please revise to:

   • define NFT upon first use;
   • identify any underlying protocol the platform relies on;
   • clarify whether CheerReal operates as an NFT marketplace (i.e., whether users buy and sell NFTs on the platform);
   • clarify who creates the NFT collections listed on CheerReal (i.e., whether you create these collections or whether users or other parties create them);
   • provide examples of the types of NFT collections listed on CheerReal;

- clarify whether any other types of digital assets are listed on CheerReal; and
- describe how the platform generates revenue and disclose whether it has generated any revenue to date.

Additionally, if the platform operates as a marketplace, please explain to us how the marketplace operates with respect to NFTs and your role in it. In this regard, describe in greater detail the services the marketplace provides, both in the creation of the NFTs and the subsequent listing and trading of the NFTs on your platform, and how prices are set in any transactions.

2. We note your disclosure on page 27 about the risks if a digital asset is a security. Please supplementally provide us with your legal analysis of whether the NFTs on your platform are "securities" within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Please include in this analysis your role in any NFT marketplace, and the creation of the instruments, as well as any ongoing interest in the NFTs after resale (e.g., transaction or service fees), if applicable. Additionally, please revise your risk factor to specifically address NFTs.

3. The risk factor on page 24 states that your ability to create NFTs that can be minted, accepted and transferred is dependent on your ability to develop an accepted and secured blockchain. Please clarify whether you have developed such a blockchain or if you currently rely on a third-party blockchain. If you have developed your own blockchain, please describe the risks and challenges related to developing and maintaining the blockchain. If you are or will be dependent on a third-party blockchain, please identify the blockchain, if known, and describe any risks and challenges related to such reliance.

4. We note your risk factor disclosure on page 27 that the legal test for determining whether a particular crypto asset is a security "evolves over time," and that the "SEC's views in this area may have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

5. Please clarify whether you hold any digital assets, and if so, revise to specify the types and amounts of digital assets you hold.

6. We note that you appear to be relying on General Instruction I.B.5 of Form F-3 to conduct a limited primary offering. Please confirm you are relying on this instruction, and if so, ensure you provide the information called for by Instruction 7 to the General Instructions of Form F-3.

Signatures, page II-5

7.   Please revise the signatures section to identify each capacity in which Bing Zhang is signing the registration statement. Note that the registration statement must be signed by the company's principal executive officer, principal financial officer, and controller or principal accounting officer.

Exhibits

8.   Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John P. Yung